EXHIBIT 99.1

Evaxion announces positive preclinical data for cytomegalovirus (CMV) vaccine program EVX-V1

  New preclinical data demonstrates that CMV antigens identified with Evaxion’s AI-Immunology™ platform trigger targeted immune responses
  Results also showcase the successful design of a proprietary prefusion glycoprotein B (gB) antigen with ability to neutralize the virus
  Evaxion is advancing these new findings to develop a multi-component CMV vaccine candidate
  About 1 in 200 babies is born with congenital CMV infection and the virus infects approximately 60% to 70% of adults in developed countries. No approved CMV vaccine exists today

COPENHAGEN, Denmark, November 12, 2024 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces new positive preclinical data from its ongoing cytomegalovirus (CMV) vaccine program named EVX-V1. The data will be presented today at the 9th International Conference on Vaccines Research & Development, taking place in Boston, USA.

The data demonstrates that the antigens identified with Evaxion’s AI-Immunology™ platform effectively trigger targeted immune responses, including induction of both CMV reactive B and T cells. To further enhance vaccine effectiveness, Evaxion has additionally designed a proprietary prefusion gB antigen, a well-established CMV vaccine component known to offer partial virus neutralization. New preclinical data confirms that Evaxion’s proprietary gB antigen successfully induced a specific immune response comparable to that of the conventional gB antigen.

Based on these findings, we expect to combine AI-Immunology™ identified CMV vaccine antigens with our proprietary prefusion gB antigen in a future vaccine candidate. This novel multi-target approach stands out from traditional methods focusing on a limited set of glycoproteins involved in viral entry. Combatting the virus from numerous angles is expected to enhance the efficacy of our future vaccine.

The new data has been generated in collaboration with Expres2ion Biotechnologies as part of the research collaboration initiated in December 2022. The antigens identified through Evaxion’s AI-Immunology™ platform have been produced using ExpreS2ion’s ExpreS2™ technology.

“We are pleased with these positive outcomes of the initial preclinical studies in our CMV vaccine program, demonstrating our AI-Immunology™ platform’s ability to identify novel antigens to combat viral diseases. These encouraging data bring us one step closer to developing an effective CMV vaccine. Our AI-Immunology™ platform enables a novel and broader approach to tackling CMV, and we look forward to presenting the findings at the conference and engaging in discussions with virology experts,” says Birgitte Rønø, CSO of Evaxion.

Conference presentation details:
Abstract Title:      Revolutionizing Cytomegalovirus Vaccine Development with AI
Session:              Novel Approaches, Technology & Delivery Platforms
Date/Time:          November 12, 2024, at 09.40 EST/15.40 CET
Presenter:           Gry Persson, Senior Project Manager at Evaxion

About cytomegalovirus (CMV)
About 1 in 200 babies is born with congenital CMV infection. About 1 in 5 babies with the infection will have congenital disabilities or other long-term health problems. CMV infects approximately 60% to 70% of adults in developed countries and nearly 100% in developing economies, driving demand for CMV treatment. Despite decades of research, no CMV vaccine has been approved to date.

CMV treatment market size was valued at $474.6 million in 2023 and is anticipated to register an annual growth (CAGR) of 6.6% between 2024 and 2032. This growth is propelled by increasing awareness and prevalence of CMV infection and the development of new and effective treatments.

CMV is the most complex of all herpes viruses and is a widespread infection transmitted in body fluids. Once infected, the virus stays for life. People with weakened immune systems, including organ transplant patients, can develop severe symptoms affecting, for example, eyes, lungs, and liver, and congenitally infected babies may suffer from intellectual disability and loss of vision and hearing.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion-biotech.com

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.